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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                           Global Vacation Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37937F 10 6
         ------------------------------------------------------------
                                 (CUSIP Number)

                             Daniel A. Raskas, Esq.
                             Thayer Capital Partners
                    1455 Pennsylvania Avenue, N.W., Suite 350
                             Washington, D.C. 20004
                                 (202) 371-0150
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 5, 1998
        --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                    -----------------
CUSIP No. 37937F 10 6                     SCHEDULE 13D                   Page 2 of 9 Pages
---------------------                                                    -----------------

------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                              Thayer Equity Investors III, L.P.

------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)  X
                                                                                   ----

                                                                               (b)
                                                                                   ----


------------------------------------------------------------------------------------------
3   SEC USE ONLY



------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                                                OO

------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                                    ----

------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                             Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                                                    9,457,249

      NUMBER OF       --------------------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY                                                      -0-
       OWNED BY
         EACH         --------------------------------------------------------------------
      REPORTING         9       SOLE DISPOSITIVE POWER
        PERSON                                                      9,457,249
         WITH
                      --------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                                       -0-

------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         9,457,249
------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           64.1%
------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                             PN
------------------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                                    -----------------
CUSIP No. 37937F 10 6                     SCHEDULE 13D                   Page 3 of 9 Pages
---------------------                                                    -----------------

------------------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                TC Equity Partners, L.L.C.

------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)  X
                                                                                      ----

                                                                                  (b)
                                                                                      ----

------------------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                                            OO

------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                                      ----

------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Delaware

------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                                            9,457,249
      NUMBER OF
        SHARES         -------------------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                                                 -0-
         EACH
      REPORTING        -------------------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                                               9,457,249

                       -------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                                -0-

------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         9,457,249

------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            64.1%

------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                                             OO

------------------------------------------------------------------------------------------

                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 4 of 9 Pages
---------------------                                          -----------------



Item 1. Security and Issuer.

        This statement relates to shares of Common Stock, $.01 par value per share ("Common Stock"), of Global Vacation Group, Inc., a New York corporation (the "Issuer"), which has its principal executive offices at 1420 New York Avenue, N.W., Suite 550, Washington, D.C. 20005.

Item 2. Identity and Background.

        (a)-(c), (f). This statement is filed on behalf of both of the persons named in paragraphs 1 and 2 below (together, the "Reporting Persons") pursuant to their written agreement to the joint filing of this statement. The following information is furnished with respect to each of the Reporting Persons and the persons who control the Reporting Persons:

        1. Thayer Equity Investors III, L.P.

        Thayer Equity Investors III, L.P. ("Thayer") is a Delaware limited partnership whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004. Thayer is a private equity fund and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. Paragraph 2 of this Item 2 contains information regarding the general partner of Thayer and paragraphs 3 through 5 of this Item 2 contain information regarding the persons controlling such general partner.

        2. TC Equity Partners, L.L.C.

        TC Equity Partners, L.L.C. ("TC Equity") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. TC Equity is the sole general partner of Thayer and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. Paragraphs 3 through 5 contain information regarding the principal members of TC Equity.

        3. Frederic V. Malek

        Mr. Malek, a United States citizen, is one of the principal members of TC Equity. Mr. Malek also is a director of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004.

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 5 of 9 Pages
---------------------                                          -----------------

        4. Carl J. Rickertsen

        Mr. Rickertsen, a United States citizen, is one of the principal members of TC Equity. Mr. Rickertsen also is a director of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004.

        5. Paul G. Stern

        Dr. Stern, a United States citizen, is one of the principal members of TC Equity. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004.

        (d) and (e). During the last five years, none of the Reporting Persons, Messrs. Malek or Rickertsen or Dr. Stern has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

        Pursuant to an agreement dated as of March 18, 1998 by and among the Issuer (then under the name Allied Bus Corp.), Thayer and Allied Tours Holding Corp. ("Allied Tours") (the "Recapitalization Agreement"), Thayer used investment capital contributed by TC Equity, as the general partner of Thayer, and by the limited partners of Thayer, and their respective members, as the case may be, to purchase shares of the Issuer's capital stock ("Old Stock") from Allied Tours on March 27, 1998 in connection with the recapitalization of the Issuer (the "Recapitalization") at an aggregate purchase price of $24,721,470. Following this purchase and the redemption of additional shares of Old Stock from Allied Tours by the Issuer, Thayer owned approximately 86.4% of the outstanding shares of the Issuer's Old Stock. The Issuer then issued shares of Common Stock and shares of Convertible Preferred Stock, $1,000 par value per share ("Convertible Preferred Stock"), in respect of the Old Stock. As a result, upon completion of the Recapitalization, Thayer owned 247,215 shares of Common Stock, valued at $10 per share, and 22,249 shares of Convertible Preferred Stock, valued at $1,000 per share.

        On March 30, 1998, Thayer and certain other investors entered into an Equity Purchase Agreement with the Issuer (the "Purchase Agreement"), and between March 30, 1998 and May 5, 1998, Thayer purchased 252,285 shares of Common Stock at a purchase price of $10 per share and 22,706 shares of Convertible Preferred Stock at a purchase price of $1,000 per share for an aggregate investment by Thayer under the Purchase Agreement of $25,228,850. Thayer used investment capital contributed by TC Equity, as the general partner of Thayer, and

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 6 of 9 Pages
---------------------                                          -----------------

by the limited partners of Thayer, and their respective members, as the case may be, to purchase these shares of Common Stock and Convertible Preferred Stock under the Purchase Agreement.

        On July 31, 1998, the Issuer completed a 12.2-for-1 split of the Common Stock (the "Stock Split") resulting in the issuance of an additional 5,594,400 shares of Common Stock to Thayer. On August 5, 1995, upon the closing of the Issuer's initial public offering (the "IPO") the shares of Convertible Preferred Stock were converted into shares of Common Stock, based on the price per share of Common Stock in the IPO and after giving effect to a 15% per annum dividend payable on the Convertible Preferred Stock (the "Conversion"). In the Conversion, the Issuer issued 3,363,349 shares of Common Stock to Thayer in respect of the 44,955 shares of Convertible Preferred Stock previously owned by Thayer.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired their shares of Common Stock in connection with the Recapitalization and under the Purchase Agreement for the purpose of exerting a controlling influence over the Issuer. Messrs. Malek and Rickertsen currently serve as directors of the Issuer.

        The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following actions: (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock to be delisted from the New York Stock Exchange; (i) causing a class of the Issuer's equity securities to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 7 of 9 Pages
---------------------                                          -----------------

Item 5. Interest in Securities of the Issuer.

        (a)-(b) The aggregate number and percentage of outstanding shares of Common Stock beneficially owned by each of the Reporting Persons are set forth below. Each Reporting Person has the sole power to vote and to dispose of the shares of Common Stock listed opposite its name.

            Name of              Number of Shares        Percent of Outstanding
        Beneficial Owner        Beneficially Owned           Shares Owned (1)
        ----------------        ------------------           ----------------

Thayer Equity
    Investors III, L.P.              9,457,249                     64.1%

TC Equity
    Partners, L.L.C. (2)             9,457,249                     64.1%

------------
(1) Based upon the 14,747,576 shares of Common Stock outstanding upon completion of the IPO on August 5, 1998.
(2) TC Equity is the sole general partner of Thayer and has sole voting and investment power with respect to the shares of Common Stock held of record by Thayer.

        (c) Other than in connection with the Stock Split and the Conversion, the Reporting Persons did not effect any transactions in Common Stock during the past sixty days.

        (d)-(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the IPO, Thayer entered into a lock-up agreement (the "Thayer Lock-up Agreement") in favor of Salomon Smith Barney, NationsBanc Montgomery Securities LLC, BancAmerica Robertson Stephens and ING Baring Furman Selz, the representatives of the underwriters for the IPO (the "Representatives"), which provides that Thayer may not sell or otherwise dispose of any shares of Common Stock until January 27, 1999 without the prior written consent of the Representatives.

        The Issuer, Thayer and certain other shareholders of the Issuer (Thayer and such other shareholders being referred to herein collectively as the "Original Shareholders") have entered into a Registration Rights Agreement dated as of June 12, 1998 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Original Shareholders will have the right to require the Company to register their shares under the Securities Act of 1933, as amended (the "Securities Act"), in certain circumstances. If the Company proposes

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 8 of 9 Pages
---------------------                                          -----------------

to register its securities under the Securities Act, either for its own account or the account of others, the Original Shareholders will be entitled to notice of such registration and to include their shares in such registration; provided, among other conditions, that the underwriters for any such offering will have the right to limit the number of such shares included in such registration, subject to certain conditions. In addition, the holders of a majority of the shares held by the Original Shareholders at any time will have the right to require the Company to file under the Securities Act up to six registrations at the Company's expense and an unlimited number of registrations at their own expense.

        Other than as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 Joint Filing Agreement dated as of August 14, 1998.

        Exhibit 2 Recapitalization Agreement dated as of March 18, 1998.

        Exhibit 3 Purchase Agreement dated as of March 30, 1998.

        Exhibit 4 Thayer Lock-Up Agreement dated as of June 12, 1998.

        Exhibit 5 Registration Rights Agreement dated as of June 12, 1998.

        Exhibit 6 Powers of Attorney for Thayer and TC Equity.

---------------------                                          -----------------
CUSIP No. 37937F 10 6                SCHEDULE 13D              Page 9 of 9 Pages
---------------------                                          -----------------

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 1998

THAYER EQUITY INVESTORS III, L.P.

By:     TC Equity Partners, L.L.C.
        its General Partner


By:     /s/ Frederic V. Malek
        ----------------------
        Frederic V. Malek
        Member



TC EQUITY PARTNERS, L.L.C.


By:     /s/ Frederic V. Malek
        ----------------------
        Frederic V. Malek
        Member